UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  2)*

Micro Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

59500W100

(CUSIP Number)

Jose M. de Lasa
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400
(847) 937-8905

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 17, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59500W100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Abbott Laboratories 36-0698440

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,212,628

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,212,628

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,212,628

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.93%

14.	Type of Reporting Person (See Instructions) CO

The following information amends and supplements the original Schedule 13D filed by Abbott Laboratories on September 1, 1998 (the “Original Schedule”), and Amendment 1 (the “First Amendment”) to the Schedule 13D filed on June 1, 1999.  The Original Schedule and First Amendment are collectively referred to as “Schedule 13D” below.  Capitalized terms used but not otherwise defined herein shall have the same meanings assigned to those terms in the Schedule 13D.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

(a) Abbott ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock as a result of a change in the number of shares of Common Stock of the Issuer outstanding.  Abbott is the beneficial owner of the Shares representing approximately 2.93% of the shares of Common Stock outstanding as of April 29, 2004 (as reported in the Issuer’s Quarterly Report on Form 10-QSB for the period ended April 4, 2004).

(c) Except as described herein, Abbott has not effected any transactions in the Common Stock in the past 60 days.  Abbott is, however, in the process of transferring all 1,212,628 shares of Common Stock to Hospira, Inc. as part of a spin-off transaction.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2004

Abbott Laboratories

	By:	/s/ Thomas C. Freyman
Thomas C. Freyman, Executive Vice President, Finance and Chief Financial Officer